RMS



17018173

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2016 (MM/DD/YY) AND ENDING April 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oak Tree Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

4049 First Street, Suite 129

(No. and Street

Livermore	**CA**	**94551**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Durden **925-245-0570**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2977 Ygnacio Valley Road, Ste 460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David G. Godinez**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Oak Tree Securities, Inc**, as of **April 30, 2017**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CEO/CCO

Title

Subscribed and sworn to before me
this ____ day of ________ 2017

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED

ACKNOWLEDGMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of **California**

County of **Alameda**

On June 27th 2017

Before me, **Beverly Castillo, Notary Public**

Personally appeared DAVID GREGORY GODINEZ

Who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature  (Seal)


BEVERLY CASTILLO
Commission # 2042715
Notary Public - California
Alameda County
My Comm. Expires Sep 23, 2017

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2017

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Oak Tree Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Oak Tree Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Tree Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 15, 2017

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2017

ASSETS

Cash in bank	$ 260,247
Deposits with clearing broker	17,314
Total cash	277,561
Investments	12,483
Investments in National Due Diligence Alliance	8,571
Commissions receivable	119,387
Deferred Tax Benefit	8,359
Rep receivables	19,113
Prepaid expenses	4,123
Total assets	$ 449,597

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 70,662
Commissions payable	108,037
Current income tax liabilities	38,160
Total liabilities	216,859

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B, 100,000 shares authorized, 240 shares issued	3,750
Paid-in capital	26,862
Retained earnings	202,026
Total shareholders' equity	232,738
Total liabilities and shareholders' equity	$ 449,597

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2017

Revenue	
Fees and commissions earned	$ 2,009,177
Investment income	1,328
Other income	374
Total revenues	2,010,879
Commission and brokerage expense	1,719,077
Gross profit	291,802
Expenses	
Clearing charges	33,065
Insurance	17,145
Telephone and communication, net of reimbursements	1,699
Regulatory fees, net of reimbursements	59,363
Professional fees	104,097
Office expense	4,386
Outside services	9,000
Printing and delivery	198
Due diligence	4,799
Deferred taxes	(12,215)
Meals and seminars	374
Total expenses	221,911
Income before income tax expense	69,891
Provision for income taxes	38,313
Net income	$ 31,578

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2017

	Common Stock		Paid-in	Retained	
	Class A	Class B	Capital	Earnings	Total
Balance - April 30, 2016	$ 100	$ 3,750	$ 26,862	$ 195,448	$ 226,160
Dividends paid	-	-	-	(25,000)	(25,000)
Capital contribution	-	-	-	-	-
Net income	-	-	-	31,578	31,578
Balance - April 30, 2017	$ 100	$ 3,750	$ 26,862	$ 202,026	$ 232,738

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
For the Year Ended April 30, 2017

Cash flows from operating activities:	
Net income	$ 31,578
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain in fair market value of investments	(722)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(64,622)
Increase in representative receivables	(7,442)
Increase in deferred tax benefit	(8,359)
Increase in prepaid expenses	(510)
Decrease in commissions and accounts payable	127,476
Increase in income taxes payable	6,559
Decrease in deferred taxes payable	(3,856)
Net cash provided by operating activities	80,102
Cash flows from investing activities:	
Purchase of investments	(607)
Net cash used in investing activities	(607)
Cash flows from financing activities:	
Dividends Paid	(25,000)
Net cash used in financing activities	(25,000)
Net increase in cash	54,495
Cash at beginning of year	205,752
Cash at end of year	$ 260,247
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ -

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. General Information and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in National Due Diligence Alliance, for additional information.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets

Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2017. There was no depreciation recorded for the year ended April 30, 2017.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.13 to 1 at April 30, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2017, the Company had net capital as defined of $191,698, which exceeded the minimum requirement of $14,457. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan, is holding $17,314 as a deposit for unpaid security transactions.

5. Investment in National Due Diligence Alliance

On December 17, 2013, the Company purchased a one seventh (1/7) interest in the National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The cost was based on the book value of assets held by the organization. The intent of management is to hold this investment until the termination of the Alliance. This investment is difficult to value and falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

6. Related Party

The Company has a one-year related party commitment of $5,500 per month, which was renewed on January 1, 2017, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

7. Income Taxes (Continued)

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2013.

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 69,891	$ 69,891	
Less prior year California Franchise Tax	-	(11,593)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	187	187	
Deferred tax items:			
Decrease in accounts receivable	(72,063)	(72,063)	
Decrease in prepaid expenses	(510)	(510)	
Increase in accounts payable	66,954	66,954	
Decrease in commissions payable	59,892	59,892	
Increase in deferred email server fees	630	630	
Unrealized gain on investments	722	722	
Taxable income	$ 125,703	$ 114,110	
Income tax thereon – current	$ 11,112	$ 27,047	$ 38,160
Deferred income tax provision	0	0	0
Total income tax expense, including deferred	$ 11,112	$ 27,047	$ 38,160

8. Common Stock

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 4) are entitled to vote for two directors.

9. Threatened Litigation

The Company has been threatened with litigation arising from the normal course of business. In December, 2016, the Company filed a claim with its Professional Liability Insurance Carrier and paid a $25,000 deductible to defend charges of senior suitability and insufficient due diligence. There is no contingent liability in this suit since the liability policy covers 100% of all claims less the $25,000 deductible.

In March 2017, the Company retained counsel to assist with a FINRA examination which resulted in a fine of $50,000 being levied against the Company. That fine has been accrued at April 30, 2017.

10. Subsequent Events

Management has evaluated subsequent events through June 15, 2017, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended April 30, 2017

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
April 30, 2017

Computation of Net Capital

Stockholders' Equity	$ 232,738
Assets not allowed for net capital purposes	
Non-Allowable Assets	
Receivables over 30 days	19,113
Fixed assets	8,571
Prepaid assets	4,123
Deferred tax benefit	8,359
Total Non-Allowable Assets	40,166
Less haircut on marketable securities	
7.0% of 12,483 Mutual funds, haircut	874
Total reductions in net allowable assets	41,040
Net Allowable Capital	$ 191,698

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $216,859 aggregate indebtedness or the minimum of $5,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 14,457
Net capital in excess of requirement	$ 177,241

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 216,859
Ratio of Aggregate Indebtedness to Net Capital	1.13 to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2017	$ 191,698
Net Capital per Audit	$ 191,698



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oak Tree Securities, Inc.
Livermore, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Oak Tree Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oak Tree Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Oak Tree Securities, Inc. stated that Oak Tree Securities, Inc.met the identified exemption provisions throughout the most recent fiscal year without exception. Oak Tree Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Tree Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 15, 2017

Oak Tree Securities, Inc.
4049 First Street, Suite 129
Livermore, CA 94551

Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE April 30, 2017

Oak Tree Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17.C.F.R. 230.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17. C.F.R. 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year ended April 30, 2017, without exception.

I, David Godinez, swear and affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO/CCO

Date: 6-15-2017



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Oak Tree Securities, Inc.
Livermore, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2017, which were agreed to by Oak Tree Securities, Inc. and the Securities and Exchange Commission, financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Oak Tree Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Oak Tree Securities, Inc.'s management is responsible for Oak Tree Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended April 30, 2017, with the amounts reported in Form SIPC-7 for that period, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 15, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 4-30-17

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-36138 FINRA APR 06/26/1986
OAK TREE SECURITIES INC
4049 FIRST ST STE 129
LIVERMORE, CA 94551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Duerden (925) 245-02..

2. A. General Assessment (item 2e from page 2) $ 4341.42

B. Less payment made with SIPC-6 filed (exclude interest) (

12-8-16
Date Paid

C. Less prior overpayment applied (1058.95

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3282.47

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 3282.47

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oak Tree Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial Principal
(Title)

Dated the 16th day of May, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

... SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-16
and ending 4-30-17

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2010,879

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 77,884

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 28,065

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

other 6,561 Due Diligence fees 162,202 — 168,763

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — ________

Total deductions — 274,712

2d. SIPC Net Operating Revenues — $ 1736,567

2e. General Assessment @ .0025 — $ 4341.42

(to page 1, line 2.A.)